

June 19, 2013

Via E-mail
Charles E. Christmas
Chief Financial Officer and Treasurer
Mercantile Bank Corporation
310 Leonard Street, NW
Grand Rapids, Michigan 49504

> **Re:** **Mercantile Bank Corporation**
> **Form 10-K for Fiscal Period Ended December 31, 2012**
> **Filed March 14, 2013**
> **File No. 000-26719**

Dear Mr. Christmas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed for the Fiscal Period Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, page F-7

1. Please provide us with and revise in future filings, the nonperforming assets table on page F-11, to separately disclose nonaccrual loans and other real estate owned by property type for each of the periods presented. Please also disclose the amount of both performing and nonperforming troubled debt restructurings for the periods presented as well. We reference Item III C. of Statistical Guide 3.

2. Further, the table which addresses the reconciliation of nonperforming assets on page F-11 should be revised in future filings, to present the activity for nonperforming loans and other real estate owned separately for the periods presented.

3. Please provide us and revise in future filings, to also include the coverage ratio of the allowance for loan losses to nonperforming loans for each of the periods presented.

Notes to Consolidated Financial Statements

Note 3 – Loans and Allowance for Loan Losses, page F-71

4. Please provide us and revise in future filings to address the following as it relates to troubled debt restructurings:

- Revise to include a rollforward of activity for troubled debt restructurings for each period presented; and
- Disclose the amount of any allowance for loan loss allocated to these loans for the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas at (202)551-3452 or me at (202)551-3492 with questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant